Exhibit 4.01
Description of Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934
As of December 31, 2019, Oceaneering International, Inc., a Delaware corporation (“Oceaneering,” “we,” “our” or “us”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.25 per share (our “common stock”). The following contains a description of our common stock, as well as certain related additional information. This description is a summary only and does not purport to be complete. We encourage you to read the complete text of Oceaneering’s restated certificate of incorporation, as amended (our “certificate of incorporation”), and amended and restated bylaws (our “bylaws”), which we have incorporated by reference as exhibits to our Annual Report on Form 10-K. References to “stockholders” refer to holders of our common stock, unless the context otherwise requires.
General
Under our certificate of incorporation, we have the authority to issue 363,000,000 shares of capital stock, consisting of 360,000,000 shares of our common stock and 3,000,000 shares of preferred stock, par value $1.00 per share (“preferred stock”). As of December 31, 2019, there were 98,930,836 shares of our common stock and no shares of preferred stock issued and outstanding. All of the outstanding shares of our common stock are fully paid and nonassessable.
Voting Rights
Our stockholders are entitled to one vote for each share of our common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Holders of our common stock have no right to cumulate their votes in an election of directors.
Under our bylaws, in connection with an election of directors at any meeting of our stockholders at which a quorum is present, each nominee for election is elected by the vote of a plurality of votes cast. However, our Corporate Governance Guidelines provide that, in an uncontested election of directors, any director nominee who does not receive a “for” vote by a majority of shares present in person or by proxy and entitled to vote and actually voting on the matter shall promptly tender his or her resignation to the nominating and corporate governance committee of Oceaneering’s board of directors (our “board of directors”), subject to acceptance by our board of directors. The nominating and corporate governance committee would then make a recommendation to our board of directors with respect to the director’s resignation and our board of directors would consider the recommendation and take appropriate action within 120 days from the date of the certification of the election results.
Our bylaws also provide that, in the case of any question to come before any meeting of our stockholders at which a quorum is present and to which the stockholder approval policy of any national securities exchange or quotation system on which our capital stock is traded or quoted on our application, the requirements under the Exchange Act, or any provision of the Internal Revenue Code of 1986, as amended, or the rules and regulations thereunder (the “Code”), applies, in each case for which question our certificate of incorporation, our bylaws or the General Corporation Law of the State of Delaware, as amended (the “DGCL”), does not specify a higher voting requirement, that question will be decided by the requisite vote that such stockholder approval policy, Exchange Act requirement or Code provision, as the case may be, specifies (or the highest requisite vote if more than one applies). A majority of the votes cast on the question whether to approve the appointment of independent public accountants (if that question is submitted for a vote of our stockholders at any such meeting) will be sufficient to approve such appointment.
All other elections and questions that have properly come before any meeting at which a quorum is present will, unless our certificate of incorporation, our bylaws or applicable law otherwise provides, be decided by the vote of the holders of shares of our capital stock present in person or by proxy at that meeting and having a majority of the votes entitled to vote on such matters.
Our board of directors may grant holders of any series of preferred stock, in the resolutions creating that series of preferred stock, the right to vote on the election of directors or any questions affecting us. For additional discussion, see “Effects of Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Law – Issuance of Preferred Stock.”

Dividend Rights
Subject to the preferred rights of the holders of shares of any class or series of preferred stock, holders of our common stock are entitled to receive, out of our funds legally available therefor, such dividends (payable in cash, stock or otherwise) as our board of directors may from time to time determine, payable to stockholders of record on such record dates as shall be established by our board of directors. The declaration and amount of future dividends is at the discretion of our board of directors and will depend on, among other factors, our financial condition, results of operations, cash flows, current and anticipated expansion plans, requirements under Delaware law and other factors that our board of directors may deem relevant. In addition, the payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock or by the provisions of our debt instruments.
Liquidation Rights
Our stockholders would be entitled to share ratably in our net assets upon a liquidation or dissolution, after the payment or provision for all liabilities and subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding.
No Preemptive, Conversion or Redemption Rights
Our stockholders have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments by us. There are no sinking fund provisions applicable to our common stock.
Listing
Our common stock is traded on the New York Stock Exchange under the symbol “OII.”
Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law
Our certificate of incorporation, our bylaws and Delaware law contain provisions that may delay, defer or prevent a change of control of Oceaneering, including pursuant to one or more proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of our board of directors or make removal of our management more difficult.
Action by Stockholders Without a Meeting
Our bylaws provide that stockholders may take action without a meeting of stockholders only if the holders of a majority of the stock which would have been entitled to vote upon such action consent in writing to such action.
Special Meetings of Stockholders
Our bylaws provide that special meetings of stockholders may be called at any time by:

•	our board of directors, pursuant to a resolution to call a special meeting that a majority of the total number of our directors has duly adopted;

•	any committee of our board of directors that is duly designated and empowered to call special meetings;

•	the chairman of our board of directors; and

•	our chief executive officer.
No other person or persons may call a special meeting of stockholders. The business to be transacted at any special meeting of stockholders will be confined to the purpose stated in the notice of the meeting.
Advance-Notice Provisions
Our bylaws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to the board of directors at any annual or special meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting.

Generally, in the case of an annual meeting, stockholders must deliver to our corporate secretary a written notice between 120 and 180 days before the anniversary date of our immediately preceding annual meeting of the stockholders. In the case of an annual meeting that is more than 30 days before or more than 60 days after such anniversary date, stockholders must deliver such notice 120 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting is first made by us. If the chairman of our board of directors, a majority of our board of directors or our chief executive officer calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than 180 days prior to that special meeting and not later than the last to occur of (1) 120 days prior to that special meeting or (2) the 10th day following the day we publicly disclose the date of the special meeting. In no event will the adjournment of an annual meeting, or postponement of an annual meeting for which notice was given, or the public announcement of such adjournment or postponement, commence a new time period for any stockholder to give notice.
To be in proper form, the notice must include, among other things, the name and address of the stockholder, certain information regarding the shares owned by the stockholder, a description of any agreement, arrangement or understanding relating to any hedging or certain other transactions that have been entered into or made by the stockholder, a description of all arrangements and understandings between the stockholder and each proposed nominee of such stockholder (in the case of nominations for election of directors) or any other person (in the case of other business proposed to be brought before the meeting), certain representations made by the stockholder and all other information, if any, relating to the stockholder that would be required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act. To nominate directors, the notice must also include, as to each person whom the stockholder proposes to nominate for election as a director, the name, age, and business and residence addresses of such person, the principal occupation or employment of such person, certain information regarding the shares owned by the stockholder and all other information, if any, relating to such person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act. Additionally, the notice must include such other information about the stockholder, each proposal and nominee as required by the Securities and Exchange Commission.
Director nominations and stockholder proposals that are late or that do not include all required information may be rejected.
The advance-notice provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.
Classified Board of Directors
Our certificate of incorporation and bylaws provide for a classified board of directors. Except for directors that the holders of preferred stock may elect, our board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. The directors of each class serve a term that expires at the third succeeding annual meeting of our stockholders after their election, and each director holds office until his or her successor is duly elected and qualified. At each annual meeting of our stockholders, the term of a different class of our directors expires.
Our certificate of incorporation also provides that:

•	the classified board provisions may not be amended without the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock;

•	no decrease in the number of our directors will shorten the term of any incumbent director; and

•	a director may be removed only for cause.
As described below under “ – Vacancies on our Board of Directors,” our certificate of incorporation also provides generally that any vacancies will be filled only by the affirmative vote of a majority of our remaining directors, even if less than a quorum. Therefore, without an amendment to our certificate of incorporation, our board of directors could prevent any stockholder from enlarging our board of directors and filling the new directorships with that stockholder's own nominees.

The classification of our board of directors could prevent a party who acquires control of a majority of our outstanding “voting stock” (defined to include all outstanding shares of capital stock of Oceaneering or another corporation entitled to vote generally in the election of directors) from obtaining control of our board of directors until the second annual stockholders' meeting following the date that party obtains that control.
Vacancies on our Board of Directors
Our bylaws provide that, subject to the rights of the holders of any outstanding series of preferred stock and unless otherwise required by law or resolution of our board of directors, newly created vacancies on the board of directors arising through death, resignation or removal, an increase in the number of directors or otherwise may be filled by a majority of the directors then in office, even if less than a quorum.
Business Combination Transactions Requiring More Than a Majority Vote.
Under our certificate of incorporation, the holders of at least 80% of the voting power of the then outstanding shares of our capital stock who are eligible to vote generally in the election of directors are required to approve some types of business transactions between Oceaneering and a “related person” (defined to include any person or entity that, together with its affiliates and associates, beneficially owns 20% or more of our outstanding voting stock), including:

•	any merger or consolidation of Oceaneering or any of our subsidiaries with a related person;

•
any sale, lease, exchange, mortgage, transfer or other disposition of assets, including voting securities of our subsidiaries, representing more than 30% of the fair market value of our total assets to a related person;

•	specified types of asset acquisitions, including acquisitions of securities of a related person, from a related person; and

•	the issuance by us or any of our subsidiaries of any of our securities or securities of any of our subsidiaries to a related person.
The same level of stockholder approval is also required for:

•
the adoption of any plan or proposal for our liquidation or dissolution if, as of the record date for the determination of stockholders entitled to vote on that plan or proposal, any person is a related person;

•	any recapitalization that would have the effect of increasing the voting power of a related person; and

•	any amendment of these super-majority approval requirements.
The continuing directors, as defined in our certificate of incorporation, may waive the provisions described above by special vote approving the business combination transaction. In addition, these provisions will not apply if specific fair price requirements are met.
The super-majority requirements described above could cause the following:

•	a delay, deferral or prevention of a change in control of our company;

•	entrench management; or

•	make it more difficult to effect a business transaction even if the transaction is favored by a majority of our independent stockholders.
Delaware Business Combination Statute
We are a Delaware corporation and are subject to Section 203 of the DGCL (“Section 203”). Section 203 prohibits a “business combination” between a corporation and an “interested stockholder” within three years of the time the stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans; or

•
at or subsequent to such time, the business combination is approved by the board of directors and authorized at a stockholders’ meeting by at least two‑thirds of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.
Generally under Section 203: (1) a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder; and (2) an “interested stockholder” is a person who owns 15% or more of the corporation’s outstanding voting stock, together with the affiliates or associates of such person.
Issuance of Preferred Stock
Our certificate of incorporation authorizes up to 3,000,000 shares of preferred stock. Preferred stock may, by resolution, from time to time, be issued in one or more series as may be determined by our board of directors, and the board of directors, without further approval of the stockholders, is authorized to fix by resolution or resolutions providing for the classification, liquidation and dividend rights, voting rights, conversion or exchange rights, and any other rights, restrictions and qualifications of and the terms of any redemption and liquidation preferences and any purchase, retirement or sinking fund which may be provided for such shares of preferred stock, to the fullest extent permitted by applicable law. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for shares of our common stock or may otherwise adversely affect the market price of our common stock. Furthermore, undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management.
Limitations on Directors’ Liability
Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent Delaware law permits.
Specifically, no member of our board of directors will be personally liable for monetary damages for any breach of the member's fiduciary duty as a director, except for liability:
•for any breach of the member's duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions or provided in Section 174 of the DGCL; and

•	for any transaction from which the member derived an improper personal benefit.
This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders and us. Our bylaws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities, and we have entered into agreements with each of our directors and officers which indemnify them to the fullest extent Delaware law permits.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.